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                                                               EXHIBIT 26(D)(5)

LEVEL TERM INSURANCE AGREEMENT
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This agreement is a part of the policy to which it is attached. It is subject to all the terms and conditions of the policy. This agreement is effective as of the original policy date of this policy unless a different effective date is shown on the policy data pages.

WHAT DOES THIS AGREEMENT PROVIDE?

This agreement provides additional one-year level term insurance payable at the insured's death.

WHAT IS THE AMOUNT OF THE TERM INSURANCE?

The amount of term insurance is shown on the policy data pages.

WHAT IS THE CHARGE FOR THIS AGREEMENT?

The monthly charge for this agreement is a cost of insurance rate multiplied by the amount of insurance provided by this agreement. The maximum monthly cost of insurance rates are shown on the policy data pages.

The monthly cost of insurance rates may increase as the age of the insured increases. If the rates used to determine the monthly charge are adjusted, any such adjustment will be based on future estimated or emerging mortality experience as well as profit considerations. Those experience factors that could cause a change in the rates are interest, mortality, persistency, taxes, and expenses.

WHEN AND TO WHOM WILL WE PAY THE DEATH BENEFIT FOR THIS AGREEMENT?

If we receive proof satisfactory to us of the insured's death while this agreement is in effect, we will pay to the beneficiary as part of the death proceeds under the policy, the death benefit for this agreement.

CAN THE AMOUNT OF INSURANCE BE CHANGED AFTER ISSUE?

Yes. You may request the amount of insurance to be decreased. However, increases in the amount of insurance are not allowed.

DOES THIS AGREEMENT PROVIDE CASH VALUES OR LOAN VALUES?

No. This agreement does not provide any cash values or loan values.

CAN YOU RENEW OR CONVERT THE ADDITIONAL TERM INSURANCE PROVIDED BY THIS
AGREEMENT?

The additional term insurance provided by this agreement will automatically be renewed annually until the date shown on your data pages. The additional term insurance provided by this agreement may not be converted.

IS THIS AGREEMENT SUBJECT TO THE INCONTESTABILITY AND SUICIDE PROVISION OF THE POLICY?

Yes. Those provisions apply to this agreement. The contestable and suicide periods will be measured from the effective date of this agreement.

WHEN WILL THIS AGREEMENT TERMINATE?

This agreement will terminate on the earliest of:

    (1)the date this policy is surrendered or otherwise terminates; or

    (2)the date we receive your written request to cancel this agreement; or

    (3)the date shown on your data pages.

CAN THIS AGREEMENT BE REINSTATED?

Yes. If the policy to which this agreement is attached is reinstated in accordance with its provisions, this agreement may also be reinstated under the following conditions:

    (1)we receive written request from you; and

    (2)your request to reinstate this agreement is approved prior to the date shown on your data pages.

              [/s/ Gary R. Christensen  /s/ Christopher M. Hilger
              Secretary                                President]

 ICC15-20012  Level Term Insurance Agreement  Minnesota Life Insurance Company